CĪON Investment Corporation

3 Park Avenue, 36th Floor
New York, New York 10016

(212) 418-4700

June 10, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kieran Brown

Re:	CĪON Investment Corporation
Registration Statement on Form N-2 (File No. 333-178646)

Dear Mr. Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CĪON Investment Corporation (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 3:00 p.m., Eastern Time, on June 11, 2013 or as soon thereafter as possible.

CĪON Investment Corporation

By:	/s/ Michael A. Reisner
Michael A. Reisner
Co-President and Co-Chief Executive Officer